1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com philip t. hinkle Philip.hinkle@dechert.com +1 202 261 3460 Direct +1 202 261 7532 Fax

June 4, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

1900 K Street, NW

Washington, D.C. 20006-1110

Attn: Kieran Brown

Re:	Sound Point Meridian Fund LP, et al.; File No. 812-15593

Dear Mr. Brown:

On behalf of Sound Point Meridian Capital, Inc. and the other applicants, (the “Applicants”), this letter responds to the comments raised by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) issued in an email on June 3, 2025 to the Applicants relating to the Applicants’ Fourth Amendment and Restated application on Form 40-APP filed with the Commission on May 13, 2025 (the “Application”).

For your convenience, the Staff’s comments are summarized in this letter, and each comment is followed by the applicable response. Concurrently with this letter, the Fund is filing Amendment No. 5 to the Application (“Amendment No. 5”), which reflects the responses below.

Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Application.

1. On the cover page, please revise “Sound Point CLO C-MOA, LLC” to insert a “-” immediately after “CLO” or revise the name of the fund on the signature pages, verification pages, and on Schedule A to the application to match the name on the cover page.

Response:

The requested changes have been made.

2. In Section I, in the third bullet point, beginning “Sound Point Alternative Income Fund …”, if Skypoint Trust is registered under the Act as a closed-end fund, please describe it as such. Please make a similar change to Section II.B. In this regard, we note that the fund previously filed a different application under expedited review stating that the fund “is registered under the 1940 Act as a non-diversified, closed-end management investment company” (that other application has already been ordered). See Sound Point Alternative Income Fund, et al. (File No. 812-15615).

Response:

The requested changes have been made.

Kieran Brown June 4, 2025 Page 2

3. In Section I, in the fifth bullet point, beginning “Sound Point Capital Management, LP …”, please also note that SPC Adviser will act as sub-adviser to Skypoint Trust.

Response:

The requested change has been made.

4. In Section II.D., in the first paragraph, beginning “SPM Adviser, SPC Adviser and Sound Point C-MOA Adviser serve …”:

a. Immediately after “and Sound Point C-MOA Adviser serve as the investment adviser”, please insert “(or will serve as the sub-adviser)”. This change will reflect SPC Adviser’s service as sub-adviser (rather than adviser) to Skypoint Trust.

b. Immediately after “either they or another Adviser will serve as the investment adviser”, please insert “or sub-adviser”. This change will make the statement consistent with the definition of Future Regulated Fund.

Response:

The requested changes have been made.

5. In footnote 10, beginning “Skypoint Adviser is not (i) …”, please change “of SPC Adviser” to “of any Adviser” each time it appears.

Response:

The requested changes have been made.

6. In Section II.D., in the second paragraph, beginning “SPM Adviser serves as the investment adviser …”, please also state that SPC Adviser will serve as sub-adviser to Skypoint Trust.

Response:

The requested change has been made.

7. In Section II.D., please revise the last paragraph, beginning “[u]nder the terms of an investment advisory agreement with each Existing Regulated Fund …”, to reflect that SPC Adviser will enter into a contract with Skypoint Adviser to act as sub-adviser to Skypoint Trust.

Response:

The requested change has been made.

* * * * * * * * *

Kieran Brown June 4, 2025 Page 3

If you have any questions, please feel free to contact Harry Pangas by telephone at 202.261.3466 or by email at harry.pangas@dechert.com or Philip T. Hinkle by telephone at 202.261.3460 or by email at philip.hinkle@dechert.com. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Philip T. Hinkle

cc:	Wendy Ruberti, General Counsel, Sound Point Capital Management, LP